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SECURIT ... ON

09040211

ANNU ... REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCA Savvian Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel H. Veatch (415) 318-3626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

SEC Mail Processing
Section

MAR 10 2009

Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/30

OATH OR AFFIRMATION

I, Daniel H. Veatch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCA Savvian Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel H. Veatch
Signature

Chief Financial Officer
Title

Lina Tran
Notary Public

LINA TRAN
Commission # 1811754
Notary Public - California
San Francisco County
My Comm. Expires Aug 30, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Managing Member of
GCA Savvian Advisors, LLC:

We have audited the accompanying statement of financial condition of GCA Savvian Advisors, LLC (formerly known as Savvian Advisors, LLC) (the Company) as of December 31, 2008, and the related statements of income and changes in member equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCA Savvian Advisors, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
March 9, 2009

GCA SAVVIAN ADVISORS, LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	10,715,715
Accounts receivable		2,143,771
Other receivables		129,426
Due from GCASG Corp.		146,267
Deferred tax asset		162,119
Prepaid expenses		324,027
Total assets	$	13,621,325

Liabilities and Member Equity

Accounts payable	$	196,333
Accrued compensation		247,665
Due to GCASG Corp.		80,655
Due to GCA Savvian, LLC		206,305
Deferred revenue		297,499
Deferred rent		393,110
Other accrued liabilities		212,013
Total liabilities		1,633,580
Member equity		11,987,745
	$	13,621,325

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

Statement of Income

Year ended December 31, 2008

Revenues:		
Investment banking and transactional fees	$	47,194,106
Expenses:		
Compensation and benefits		16,161,969
Professional services		431,482
Office and equipment leases		1,847,393
Marketing and business development		927,988
Other general and administrative		3,140,329
		22,509,161
Operating income		24,684,945
Interest income		133,047
Income before income taxes		24,817,992
Income taxes		10,381,648
Net income	$	14,436,344

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

Statement of Changes in Member Equity

Year ended December 31, 2008

Member equity at beginning of year	$	8,943,024
Distributions to member		(11,391,623)
Net income for the period		14,436,344
Member equity at end of year	$	11,987,745

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net income	$	14,436,344
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred rent		130,365
Deferred tax assets		(162,119)
Changes in operating assets and liabilities:		
Accounts receivable and other receivables		5,685,546
Due to affiliates, net		257,679
Prepaid expenses		(255,160)
Other assets		4,453
Accounts payable		26,164
Accrued compensation		96,577
Deferred revenue		297,499
Other accrued liabilities		(104,721)
Cash provided by operating activities		20,412,627
Cash flows from financing activities:		
Distributions to member		(11,391,623)
Cash used in financing activities		(11,391,623)
Net increase in cash and cash equivalents		9,021,004
Cash and cash equivalents at beginning of year		1,694,711
Cash and cash equivalents at end of year	$	10,715,715
Cash paid to GCA Savvian, LLC during the year for:		
Income taxes	$	10,543,766

See accompanying notes to the financial statements.

(1) Organization and Operations

GCA Savvian Advisors, LLC (formerly known as Savvian Advisors, LLC) (the Company), a Delaware limited liability company, was a wholly owned subsidiary of GCA Savvian, LLC, until December 19, 2008. On December 19, 2008, GCA Savvian, LLC transferred its 100% interest in the Company to GCA Savvian Inc., a Delaware corporation.

On March 3, 2008, GCA Savvian, LLC consummated a merger with GCA Savvian Group Corporation, a Japanese company listed on the Tokyo Stock Exchange (GCASG Corp). Through a series of transactions, the stockholders of GCA Savvian, LLC exchanged 100% of their interest in GCA Savvian, LLC for common stock of GCASG Corp.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority. The Company was originally formed on November 24, 2003 as Perseus Advisors, LLC. In February 2006, the Company changed its business name to Savvian Advisors, LLC. In March 2008, the Company changed its business name to GCA Savvian Advisors, LLC. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly providing advisory services in mergers and acquisitions and other complex transactions.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (U.S.GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying footnotes.

Significant items subject to such estimates and assumptions include the following:

- Determination of the fair value of warrants received as compensation for services provided.
- The realizability of accounts receivable.
- The average period of customer arrangements over which non-refundable initial or one-time fees are recognized as revenue.
- The allocation of compensation and benefits incurred by GCA Savvian, LLC on behalf of the Company.

Actual results could differ from these estimates and assumptions.

(b) Basis of Accounting

The Company prepares its financial statements in conformity with U.S. GAAP.

(c) Revenue Recognition

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Investment banking fees are recognized monthly as services are provided. Transactional fees are recognized as revenue when the related transaction is completed and fees are earned.

Initial or one-time retainer fees received at the start of an engagement are deferred upon receipt and recognized as revenue over the estimated average period the services are to be provided.

From time to time, the Company receives a portion of its transaction fees in the form of equity instruments such as common, preferred stock or warrants. Such investments are sold when received to GCA Savvian, LLC at fair value. During 2008, the Company received warrants from two clients and recognized $447,408 of transaction fee revenue for the warrants received. The Company estimated the fair value of those warrants using a Black-Scholes Merton option pricing model.

Reimbursable expenses of $476,473 associated with investment banking services are recorded in other general and administrative expenses, net of client reimbursements.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase. As of December 31, 2008, cash equivalents totaling $7,859,153 consisted of an investment in a money market fund with an average maturity of less than three months. The money market fund invests solely in US Treasury Bills.

The Company places its cash accounts with a well established financial institution. At December 31, 2008 and periodically throughout the period then ended, such investments were in excess of FDIC insurance limits.

(e) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. Historically, the Company's credit losses have not been significant. As of December 31, 2008, 78% of the receivables outstanding are from two customers. Management considers all outstanding receivables as of December 31, 2008 to be collectible. As such, the Company has not recorded an allowance for doubtful accounts as of December 31, 2008.

(f) Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate the fair value of these financial instruments due to the short-term nature of the instruments.

(g) Income Taxes

The Company is a single member LLC, treated as a disregarded entity for federal, state, and local income tax purposes. The Company's results of operations are included in the consolidated tax return of GCA Savvian, Inc., the Company's ultimate parent. As the Company's results of

operations provide the funding of GCA Savvian Inc.'s income taxes, the Company accounts for income taxes in its standalone financial statements, which will differ from the income taxes recorded by GCA Savvian Inc.

The Company has elected to defer Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, in accordance with FASB Staff Position No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for certain Nonpublic Enterprises*, which defers the effective date of FIN 48, the Company will defer the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* until its fiscal year beginning January 1, 2009. The Company currently recognizes the effect of income tax positions only if such positions are probable of being sustained.

(3) Employee Benefit Plans

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may at its discretion match a percentage of each employee's contribution. The Company may also make discretionary profit sharing contributions to the plan. During 2008, the Company did not make any matching contributions to the plan.

(4) Income Taxes

The provision for income taxes is as follows:

	Current	Deferred	Total
Federal	7,992,608	(122,893)	7,869,715
State	2,551,158	(39,226)	2,511,932
	10,543,776	(162,119)	10,381,647

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state and local taxes and non deductible expenses.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2008 relate to accrued compensation and deferred rent.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities

(Continued)

(including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, management believe it is more likely than not that the Company will realize the benefits of these deductible differences. At December 31, 2008, management has not recorded any valuation allowance on deferred tax assets.

(5) Related Party Transactions

The Company reimburses GCA Savvian, LLC for certain expenses paid on behalf of the Company in accordance with the terms of the Expense Reimbursement Agreement. Specifically, the Company recognized $91,820 of other general and administrative expenses, $1,744,831 of office and equipment lease expenses, and $367,397 of compensation and benefits expenses in 2008 for costs incurred by GCA Savvian LLC on behalf of the Company. As of December 31, 2008, the Company has outstanding payables of $206,305 to GCA Savvian , LLC.

In addition, the Company recognizes certain other expenses that are incurred by GCA Savvian, LLC and GCA Savvian, Inc. on behalf of the Company in its financial statements. Specifically, the Company recognized $3,219,610 of compensation and benefits related expense incurred by GCA Savvian, LLC on behalf of the Company and $10,381,648 of income tax provision incurred by GCA Savvian Inc. for federal, state, and local income taxes. The Company made cash distributions to GCA Savvian, LLC a subsidiary of GCA Savvian Inc., to fund compensation and benefits and income taxes incurred by affilitiates on its behalf.

Form time to time, the Company receives warrants as a form of compensation for its services. The Company sold $447,408 of warrants received in 2008 to GCA Savvian, LLC. No gain was recognized on the sale of the warrants to GCA Savvian, LLC.

The Company and GCASG Corp. have an agreement to reimburse certain expenses and fees paid on the others behalf. The Company has recorded a net reimbursement from GCASG Corp. in the amount of $65,612, which is reflected in other general and administrative expenses. As of December 31, 2008 the Company has a net receivable in the amount of $65,612, from GCASG Corp.

(6) Commitments and Contingencies

(a) Leases

GCA Savvian, LLC has entered into various lease agreements for office facilities and equipment and furniture used by the Company. The lease agreements expire on various dates through 2013. The Company incurred $1,356,279 of office facility lease expense, and $491,113 of equipment and furniture lease expense during 2008 consisting primarily of reimbursements to GCA Savvian, LLC under the Expense Reimbursement Agreement.

The office facility leases for the San Francisco, CA, New York, NY, Menlo Park, CA and Chicago, IL offices provide for escalating rent payments or free rent periods during the lease term. The Company recognizes rental expense on a straight-line basis over the lease term and records as deferred rent the difference between the amount charged to expense and the rent payment amount.

Future minimum payments under lease obligations for years ending after December 31, 2008 are as follows:

		Office facilities	Furniture and equipment
Year ending:			
2009	$	2,130,670	218,482
2010		1,776,105	179,599
2011		1,248,000	88,524
2012		1,248,000	3,393
2013		1,040,000	3,393
	$	7,442,775	493,391

(b) *Legal Matters*

The Company is subject to various pending and threatened legal actions which arise in the normal course of business. The Company is not aware of any material pending or threatened litigation as of December 31, 2008.

(c) *Net Capital Requirements*

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital rule 15c3-1 of $8,924,952, which was $8,816,047 in excess of its net capital requirement of $108,905. The Company's ratio of aggregate indebtedness to net capital was 0.2 to 1 as of December 31, 2008.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

The Company did not receive any capital contributions from GCASG Corp or GCA Savvian, Inc. in 2008.

SUPPLEMENTAL INFORMATION

GCA SAVVIAN ADVISORS, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission Act of 1934

December 31, 2008

Net capital:		
Total member's equity	$	11,987,745
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable and other receivable		(2,273,197)
Due from GCASG Corp.		(146,267)
Deferred tax asset		(162,119)
Prepaid expenses		(324,027)
Total deductions and/or charges		(2,905,610)
Net capital before haircuts on securities positions		9,082,135
Haircuts on securities positions		157,183
Net capital	$	8,924,952
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$	196,333
Accrued compensation		247,665
Due to GCA Savvian, LLC		206,305
Due to GCASG Corp.		80,655
Deferred revenue		297,499
Deferred rent		393,110
Other accrued liabilities		212,013
Total aggregate indebtedness	$	1,633,580
Computation of basic net capital requirement:		
Net capital	$	8,924,952
Minimum net capital required (6 ⅔% of aggregate indebtedness or $100,000, whichever is greater)		108,905
Excess net capital	$	8,816,047
Ratio: Aggregate indebtedness to net capital		0.18 to 1
Reconciliation with Company's computation (included in FOCUS report Part II (unaudited) of Form X-17-A-5 as of December 31, 2008):		
Net capital, as reported in Company's FOCUS report Part II (unaudited) of Form X-17-A-5	$	8,924,953
Rounding differences		(1)
Net capital per above	$	8,924,952

See accompanying independent auditors' report.

KPMG

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Managing Member
GCA Savvian Advisors, LLC:

In planning and performing our audit of the financial statements of GCA Savvian Advisors, LLC (formerly known as Savvian Advisors, LLC) (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiency in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
March 9, 2009

KPMG

GCA SAVVIAN ADVISORS, LLC
(Formerly known as Savvian Advisors, LLC)

Financial Statements and Supplemental Information

December 31, 2008

(With Independent Auditors' Report Thereon)

GCA SAVVIAN ADVISORS, LLC

Financial Statements and Supplemental Information

December 31, 2008

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